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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                   (Rule 13-4)

                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ACCURIDE CORPORATION
                       (Name of Subject Company (Issuer))

                              ACCURIDE CORPORATION
                        (Name of Filing Person (Offeror))

                    Unvested Performance Options to Purchase
                     Common Stock, Par Value $.01 Per Share,
            Having an Exercise Price of $5,000.00 Per Share or more,
                  Granted Under Accuride Corporation 1998 Stock
               Purchase and Option Plan for Employees of Accuride
                          Corporation and Subsidiaries
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                               William P. Greubel
                      President and Chief Executive Officer
                              Accuride Corporation
                               7140 Office Circle
                            Evansville, Indiana 47715
                                 (812) 962-5000
            (Name, address and telephone number of person authorized
        to receive notices and communications on behalf of filing person)


                                    Copy to:

                             Samuel C. Cowley, Esq.
                              Snell & Wilmer L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-2202
                                 (602) 382-6321


                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                      AMOUNT OF FILING FEE*
         $813,500.00                                   $162.70
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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 325.4 shares of common stock of Accuride Corporation having an aggregate value of $813,500.00 as of September 5, 2001 will be exchanged pursuant to this offer. The aggregate value of such shares was determined, for purposes of this filing, based on the board of director's determination of fair market value since no public market exists for the common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable.       Filing Party: Not applicable.
Form or Registration No.: Not applicable.       Date Filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rules 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the offer to Exchange, dated September 5, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Accuride Corporation, a Delaware corporation (the "Company"), and the address if its principal executive offices is 7140 Office Circle, Evansville, Indiana 47715 (telephone: (812) 962-5000). The information set forth in the Offer to Exchange under "Information Concerning Accuride Corporation" is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange unvested performance options to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price of $5,000.00 per share or more, that were granted under the 1998 Stock Purchase and Option Plan for Employees of

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Accuride Corporation and Subsidiaries (the "1998 Option Plan"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The Offer is being made only to option holders who are employees of the Company. If all eligible options are tendered and accepted for exchange pursuant to the terms of the Offer, the total number of shares of Common Stock subject to the new options will be 325.4. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Eligibility; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options) and Section 7 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) There is no established trading market for the Company's Common Stock. The Common Stock is privately held.

ITEM 3. IDENTIFY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Item 2(a) above is incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Eligibility; Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 7 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 10 ("Status of Options

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Acquired by Us in the Offer; Accounting Consequences of the Offer") is
incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 7 ("Source and Amount of Consideration; Terms of New Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangement Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Information Concerning Accuride Corporation") and Section 15 ("Additional Information") is incorporated herein by reference.

     (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Not applicable.

ITEM 12. EXHIBITS.

     (a)  (1)  Offer to Exchange, dated September 5, 2001.

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          (2)  Form of Letter of Transmittal.

          (3)  Form of Letter to Eligible Option Holders.

     (b)  Not applicable.

     (d) (1) 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries.

          (2) Form of Non-qualified Stock Option Agreement by and between Accuride Corporation and certain employees.

     (g)  Not applicable.

     (h)  Not applicable.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


Dated: September 5, 2001.


                                        ACCURIDE CORPORATION


                                        By: /s/ William P. Greubel
                                           ----------------------------------
                                           William P. Greubel
                                           Chief Executive Officer


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                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
-----------    -----------
 (a)(1)        Offer to Exchange, dated September 5, 2001.

 (a)(2)        Form of Letter of Transmittal.

 (a)(3)        Form of Letter to Eligible Option Holders.

 (d)(1)        1998 Stock Purchase and Option Plan for Employees of Accuride
               Corporation and Subsidiaries.

 (d)(2)        Form of Non-qualified Stock Option Agreement by and between
               Accuride Corporation and certain employees.




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